WEIL, GOTSHAL & MANGES LLP
1300 EYE STREET, NW
SUITE 900
WASHINGTON, DC 20005
(202) 682-7000
FAX: (202) 857-0939

AUSTIN
BOSTON
BRUSSELS
BUDAPEST
DALLAS
FRANKFURT
HOUSTON
LONDON
MIAMI
MUNICH
NEW YORK
PARIS
PRAGUE
PROVIDENCE
SHANGHAI
SILICON VALLEY
SINGAPORE
WARSAW


06012344

WRITER'S DIRECT LINE

202 682-7296

April 5, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk


SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH, D.C. 192 SECTION

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File # 82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM INTERNATIONAL INVESTMENT AND UNDERWRITING DATED 4TH APRIL 2006 THAT BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED ("BOTTIN") HAS TRANSFERRED ITS BENEFICIAL INTEREST IN 41,714,619 (21.19%) ORDINARY SHARES IN THE ISSUED SHARE CAPITAL OF GREENCORE TO ITS WHOLLY OWNED DUTCH SUBSIDIARY, BOTTIN (INTERNATIONAL) INVESTMENTS B.V. ("BOTTIN B.V."). BOTTIN B.V. HAS INSTRUCTED IIU NOMINEES LIMITED, WHICH COMPANY IS THE REGISTERED OWNER OF THE SHARES, TO TRANSFER LEGAL TITLE TO THE SHARES TO BOTTIN B.V. BOTTIN IS OWNED ENTIRELY BY MR. DERMOT F. DESMOND.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2.

4TH APRIL 2006

Commission File # 82-4908

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Notes: This form is intended for use by an issuer to make a RIS notification required by *the Market Abuse Rules and* section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer GREENCORE GROUP PLC	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). (iii)
3	Name of person discharging managerial responsibilities/director EDMOND SULLIVAN	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person HOLDING OF DIRECTOR NAMED IN 3
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares

	EDMOND SULLIVAN		EURO .63 ORDINARY SHARES
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them EDMOND SULLIVAN	8	State the nature of the transaction SCRIP DIVIDEND SCHEME
9	Number of shares, debentures or financial instruments relating to shares acquired 388	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) .0000019%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction EURO 3.33	14	Date and place of transaction 5TH APRIL 2006
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 21,728 .00011%	16	Date issuer informed of transaction 5TH APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries CAROLINE BERGIN 00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification
_____________CAROLINE BERGIN___GROUP COMPANY SECRETARY_____
Date of notification ________5TH APRIL 2006___________________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Notes: This form is intended for use by an issuer to make a RIS notification required by *the Market Abuse Rules and* section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer GREENCORE GROUP PLC	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

			(iii)
3	Name of person discharging managerial responsibilities/director CAROLINE BERGIN	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person HOLDING OF COMPANY SECRETARY NAMED IN 3
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest HOLDING OF SHAREHOLDER NAMED IN 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares EURO .63 ORDINARY SHARES
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them CAROLINE BERGIN	8	State the nature of the transaction SCRIP DIVIDEND SCHEME
9	Number of shares, debentures or financial instruments relating to shares acquired 133 ORDINARY SHARES	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) .0000006%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13	Price per share or value of transaction	14	Date and place of transaction
	EURO 3.33		5TH APRIL 2006
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction
	7,477 .0000379%		5TH APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries CAROLINE BERGIN 00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification
_CAROLINE BERGIN__GROUP COMPANY SECRETARY__
Date of notification _______5TH APRIL 2006_______________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Notes: This form is intended for use by an issuer to make a RIS notification required by *the Market Abuse Rules and* section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer GREENCORE GROUP PLC	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). (iii)

3	Name of person discharging managerial responsibilities/director ANTHONY HYNES	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person HOLDING OF DIRECTOR NAMED AT 3 AND MRS. SYLVIE HYNES
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest HOLDING IN RESPECT OF PERSONS REFERRED TO IN 4 ABOVE	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares EURO .63 ORDINARY SHARES
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them ANTHONY AND SYLVIE HYNES	8	State the nature of the transaction SCRIP DIVIDEND SCHEME
9	Number of shares, debentures or financial instruments relating to shares acquired 348	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) .0000017%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction	14	Date and place of transaction

	EURO 3.33		5TH APRIL 2006
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 19,466 .000098%	16	Date issuer informed of transaction 5TH APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries CAROLINE BERGIN 00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification
_CAROLINE BERGIN__GROUP COMPANY SECRETARY__
Date of notification _______5TH APRIL 2006______________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Notes: This form is intended for use by an issuer to make a RIS notification required by *the Market Abuse Rules and* section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(13) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(14) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(15) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(16) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).
	GREENCORE GROUP PLC		(iii)

3	Name of person discharging managerial responsibilities/director SEAN FITZPATRICK	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person HOLDING OF DIRECTOR NAMED AT 3
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest SEAN FITZPATRICK	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares EURO .63 ORDINARY SHARES
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them SEAN FITZPATRICK	8	State the nature of the transaction SCRIP DIVIDEND SCHEME
9	Number of shares, debentures or financial instruments relating to shares acquired 401	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) .0000020%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction EURO 3.33	14	Date and place of transaction 5TH APRIL 2006

15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 22,457 .000114%	16	Date issuer informed of transaction 5TH APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries CAROLINE BERGIN 00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification

_CAROLINE BERGIN__GROUP COMPANY SECRETARY___

Date of notification _______5TH APRIL 2006_________________________

WEIL, GOTSHAL & MANGES LLP

1300 EYE STREET, NW
SUITE 900
WASHINGTON, DC 20005
(202) 682-7000
FAX: (202) 857-0939

AUSTIN
BOSTON
BRUSSELS
BUDAPEST
DALLAS
FRANKFURT
HOUSTON
LONDON
MIAMI
MUNICH
NEW YORK
PARIS
PRAGUE
PROVIDENCE
SHANGHAI
SILICON VALLEY
SINGAPORE
WARSAW

WRITER'S DIRECT LINE

202 682-7296

April 4, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission file # 82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM INTERNATIONAL INVESTMENT AND UNDERWRITING DATED 4TH APRIL 2006 THAT BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED ("BOTTIN") HAS TRANSFERRED ITS BENEFICIAL INTEREST IN 41,714,619 (21.19%) ORDINARY SHARES IN THE ISSUED SHARE CAPITAL OF GREENCORE TO ITS WHOLLY OWNED DUTCH SUBSIDIARY, BOTTIN (INTERNATIONAL) INVESTMENTS B.V. ("BOTTIN B.V."). BOTTIN B.V. HAS INSTRUCTED IIU NOMINEES LIMITED, WHICH COMPANY IS THE REGISTERED OWNER OF THE SHARES, TO TRANSFER LEGAL TITLE TO THE SHARES TO BOTTIN B.V. BOTTIN IS OWNED ENTIRELY BY MR. DERMOT F. DESMOND.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2.

4TH APRIL 2006

Commission File # 82-490.

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051004
FAX: +353 1 6051104

BROCHURE OF PARTICULARS

Application has been made to the Irish Stock Exchange and the UK Listing Authority for 1,361,599 new ordinary shares of nominal value of €0.63 cent each in the capital of Greencore Group plc ("the Company"), to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority, and to the London Stock Exchange and the Irish Stock Exchange for such shares to be admitted to trading. These shares have been allotted pursuant to the company's scrip dividend offer and these shares rank pari passu in all respects with the existing ordinary shares. Such admission is expected to become effective and dealings to commence in these shares on 5th April, 2006.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

29th March 2006

Commission File# 82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED ("BANK OF IRELAND") DATED 24th MARCH 2006, THAT BANK OF IRELAND AS AT 23rd MARCH, 2006 HAS A NOTIFIABLE INTEREST IN 22,245,039 (11.37%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 20,347 SHARES ARE REGISTERED IN THE NAME OF MELLON NOMINEES LIMITED, 1,690,183 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES LIMITED, 163,697 SHARES ARE REGISTERED IN THE NAME OF BNY CUSTODIAL NOMINEES LIMITED AND 20,370,812 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED, AS REGISTERED OWNER ONLY, ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLSFORT TERRACE
DUBLIN 2.

24th MARCH 2006

Commission File # 82-4908



Greencore To Exit Irish Sugar Processing Operations

Contact:

David Dilger, Chief Executive Officer	Tel:	+353 (0)1 605 1045
Patrick Coveney, Chief Financial Officer	Tel:	+353 (0)1 605 1003
Sean Brady, Chief Executive, Greencore Sugar	Tel:	+353 (0)59 916 5001
Billy Murphy, Drury Communications	Tel:	+353 (0)1 260 5000
Mark Garraway, College Hill	Tel:	+44 (0)207 457 2020

The Board of Greencore Group plc ("Greencore") today (Wednesday, March 15, 2006) announces that following an extensive review of the new EU Sugar regime and the EU sugar environment, its sugar division will not process sugar in 2006 (or in any subsequent year).

THE DECISION

The decision of the EU Council of Ministers on November 24, 2005 effectively spelled the end of sugar beet growing and processing in Ireland. Greencore had hoped to be able to undertake 'one more campaign' in 2006/2007 but unfortunately, and despite considerable efforts on the part of many parties, it is not feasible to do so. Greencore would incur unacceptable losses if it processed sugar again. Such losses would be driven by:

- a sustained deterioration of EU industrial sugar markets
- payment of a €25 million restructuring levy (confirmed in the Regulation of February 22, 2006) in an environment where the recovery of this levy from sugar customers is uncertain
- reduced sales due to the EU-imposed temporary quota cut of 11.6% (agreed on March 3, 2006)
- significant operational risks associated with running 'one more campaign'

The continued uncertainty over the availability of a full beet supply could have exacerbated these losses further. Given all of these factors, Greencore will not process sugar again and as determined by the EU sugar regime reform mechanism, the Group intends to renounce its quota and present a restructuring plan to the Irish Government to secure the aid to which it is entitled.

It is envisaged that the sugar factory at Mallow will close in May. The employees of Greencore Sugar are being advised of the fact that there will be no further campaign at briefings this afternoon and Greencore Sugar will be engaging in the appropriate information and consultation process with its employee representatives in the coming weeks.

Greencore Sugar remains committed to serving its customers. It has sufficient stocks of sugar to fully service Irish industrial sugar and retail customers until November 2006 and is putting plans in place to supply these customers under the Siúcra and McKinney brands thereafter.

Commenting on the decision, David Dilger, chief executive of Greencore said:

"It is a very sad day for everybody involved in sugar processing and beet growing in Ireland, not lessened by the inevitability of closure due to the EU sugar regime change. The Board regrets that it has no alternative but to take this course of action. Since the EU sugar regime change was announced, we have worked really hard with our staff and our growers in a determined effort to have one last campaign. However, the regime change has turned an efficient, profitable operation with dedicated employees into a loss making processing business with no viable future. This is a difficult time for all associated with sugar processing and beet growing in Ireland. I would especially like to thank our workforce and our growers for their tremendous endeavour and commitment over many years".

Ctd/...


greencore
group

.../Ctd

FINANCIAL EFFECTS

Greencore generated operating profits of approximately €25 million from sugar processing in the year ended September 30, 2005. In the current financial year, operating profits from sugar processing activities are expected to reduce to approximately €15 million, reflecting the sustained deterioration in EU industrial sugar markets and the loss of profits generated from the sales of seed, chemicals and fertiliser associated with growing another crop.

The gross cost associated with an exit from sugar processing is expected to amount to approximately €168 million, comprising anticipated redundancy costs, site decommissioning and associated costs of approximately €61 million, and fixed asset impairment of approximately €107 million. Approximately one third of the estimated gross costs will be cash costs.

These exit costs will be partially offset by the receipt of compensation from the EU temporary restructuring fund. The total restructuring aid payable to Ireland amounts to €146 million. The final EU regulation (of February 22, 2006) sets out the process for confirming the allocation and payment of this compensation. In essence, the 'Member State' is charged with allocating the restructuring aid based on the restructuring plan submitted by Greencore and in accordance with the specific requirements of the regulation. Given the 'Member State' role in allocating the restructuring aid, there is some risk to the level of aid that Greencore will receive. However, the Greencore Board, having taken independent legal, economic and financial advice has determined that the Group is entitled to 90% (€131 million) of this restructuring fund, with the remaining 10% (€15 million) to be reserved for Irish beet growers and machinery contractors. On this basis, the Board will recognise a receivable of €124 million (the present value equivalent of €131 million) in its accounts for the half-year ended March 31, 2006. A net charge of €44 million will be reflected in the interim financial statements for the six months ended March 31, 2006.

THE FUTURE

Greencore has advised the Irish Government of its intention to cease processing and renounce quota. As required by the EU regulation, Greencore intends to submit a comprehensive restructuring plan. Under the regulation, a decision to approve or reject the Greencore restructuring plan is required from government by September 30, 2006. The restructuring aid is then to be paid in two tranches – 40% in June 2007 and 60% in February 2008.

Sugar processing has flourished in Ireland for nearly 80 years. Greencore Sugar has a highly effective workforce, strong operational capability and a culture rooted in processing excellence. Its contribution to Irish agribusiness has been considerable. However, while unfortunate, this decision is not unexpected. EU sugar regime reform has always had the potential to threaten sugar industries of relatively small scale, especially where there is a reliance on sugar beet that for climatic and other reasons was uncompetitive in a EU context. Greencore has been reshaping its portfolio for some time (in part to diversify in advance of anticipated EU Sugar reform) and has built a high performing convenience food division. In 2005, this division grew to account for 62% of Group continuing profit, up from 25% in 2000, and it continues to perform well this year.

Commission File# 82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS TODAY (22 MARCH, 2006) RECEIVED A NOTIFICATION FROM MILLGATE CAPITAL INC., A U.S. INVESTMENT ADVISOR TO MILLGATE MASTERFOOD LIMITED, A BERMUDA BASED MANAGED FUND ("MILLGATE"), DATED 22 MARCH, 2006, THAT MILLGATE HAS A NOTIFIABLE INTEREST IN 6,915,243 (3.53%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

Caroline Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

22 March 2006

Commission File # 82-4508

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Greencore Group plc

2. Name of scheme

The Greencore Group Share Option and Sharesave Schemes

3. Period of return:

From	20.09.05	To	20.03.06

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,586,376

5. Number of shares issued / allotted under scheme during period:

117,747

6. Balance under scheme not yet issued / allotted at end of period

3,486,629

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 Ordinary Shares of Euro 0.63 each – 21 September 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records

199,442,169 shares of which 3,904,716 Ordinary Shares are held as Treasury Shares

Contact for queries

Name	Caroline Bergin

Address	St. Stephen's Green House, Earlsfort Terrace Dublin 2.

Telephone	00 353 1 605 1004